Filed by Caesars Entertainment, Inc. pursuant to Rule 425
                                              under the Securities Act of 1933
                                      and deemed filed pursuant to Rule 14a-12
                                     under the Securities Exchange Act of 1934

                                  Subject Company: Caesars Entertainment, Inc.
                                                Commission File No.: 001-14573


This filing relates to a proposed acquisition (the "Acquisition") by Harrah's Entertainment, Inc. ("Harrah's") of Caesars Entertainment, Inc. ("Caesars") pursuant to the terms of an Agreement and Plan of Merger, dated as of July 14, 2004 (the "Merger Agreement"), by and among Harrah's, Harrah's Operating Company, Inc. and Caesars. The Merger Agreement is on file with the Securities and Exchange Commission as an exhibit to the Current Report on Form 8-K filed by Caesars on July 16, 2004, and is incorporated by reference into this filing.

                 Harrah's, Caesars Stockholders Approve Merger

         LAS VEGAS, March 11, 2005 - Harrah's Entertainment, Inc. (NYSE: HET) and Caesars Entertainment, Inc. (NYSE: CZR) announced today that stockholders of both companies separately approved an agreement to merge Caesars Entertainment into Harrah's Operating Company, a wholly owned subsidiary of Harrah's Entertainment.

         Harrah's shareholders also approved an increase in the number of authorized shares of Harrah's common stock from 360 million to 720 million.

         The merger remains subject to customary closing conditions, including receipt of required regulatory approvals. The companies expect the transaction to close during the second quarter of 2005.

         More information about the companies is available at their respective Web sites - www.harrahs.com and www.caesars.com

         Founded 67 years ago, Harrah's Entertainment, Inc. owns or manages through various subsidiaries 27 casinos in the United States, primarily under the Harrah's and Horseshoe brand names. Harrah's Entertainment is focused on building loyalty and value with its valued customers through a unique combination of great service, excellent products, unsurpassed distribution, operational excellence and technology leadership.

         Caesars Entertainment, Inc. is one of the world's leading gaming companies. With 27 properties on four continents, 26,000 hotel rooms, two million square feet of casino space and 50,000 employees, the Caesars portfolio is among the strongest in the industry. Caesars casino resorts operate under the Caesars, Bally's, Flamingo, Grand Casinos, Hilton and Paris brand names. The company has its corporate headquarters in Las Vegas.

         This release includes "forward-looking statements" intended to qualify for the safe harbor from liability established by the Private Securities Litigation Reform Act of 1995. You can identify these statements by the fact that they do not relate strictly to historical or current facts. These statements contain words such as "may," "will," "project," "might," "expect," "believe," "anticipate," "intend," "could," "would," "estimate," "continue" or "pursue," or the negative or other variations thereof or comparable terminology. In particular, they include statements relating to, among other things, future actions, strategies, future performance, future financial results of Harrah's and Caesars and Harrah's anticipated acquisition of Caesars. These forward-looking statements are based on current expectations and projections about future events.

         Investors are cautioned that forward-looking statements are not guarantees of future performance or results and involve risks and uncertainties that cannot be predicted or quantified and, consequently, the actual performance or results of Caesars and Harrah's may differ materially from those expressed or implied by such forward-looking statements. Such risks and uncertainties include, but are not limited to, the following factors as well as other factors described from time to time in our reports filed with the Securities and Exchange Commission (including the sections entitled "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" contained therein): financial community and rating agency perceptions of Harrah's and Caesars', the effects of economic, credit and capital market conditions on the economy in general, and on gaming and hotel companies in particular; construction factors, including delays, zoning issues, environmental restrictions, soil and water conditions, weather and other hazards, site access matters and building permit issues; the effects of environmental and structural building conditions relating to our properties; the ability to timely and cost-effectively integrate into Harrah's operations the companies that it acquires, including with respect to its acquisition of Caesars; access to available and feasible financing, including financing for Harrah's acquisition of Caesars, on a timely basis; changes in laws (including increased tax rates), regulations or accounting standards, third-party relations and approvals, and decisions of courts, regulators and governmental bodies; litigation outcomes and judicial actions, including gaming legislative action, referenda and taxation; the ability of our customer-tracking, customer loyalty and yield-management programs to continue to increase customer loyalty and same store sales; our ability to recoup costs of capital investments through higher revenues; acts of war or terrorist incidents; abnormal gaming holds; and the effects of competition, including locations of competitors and operating and market competition.

         Any forward-looking statements are made pursuant to the Private Securities Litigation Reform Act of 1995 and, as such, speak only as of the date made. Harrah's and Caesars disclaim any obligation to update the forward-looking statements. You are cautioned not to place undue reliance on these forward-looking statements which speak only as of the date stated, or if no date is stated, as of the date of this press release.


       Additional Information about the Acquisition and Where to Find It

In connection with the proposed acquisition (the "Acquisition") of Caesars Entertainment, Inc. ("Caesars") by Harrah's Entertainment, Inc. ("Harrah's"), Harrah's filed definitive materials with the Securities and Exchange Commission ("SEC") on January 24, 2005, including a registration statement on Form S-4 that contains a definitive joint proxy statement/prospectus. These definitive materials contain important information about the Acquisition. INVESTORS AND SECURITY HOLDERS OF CAESARS ARE URGED TO READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS FILED WITH THE SEC ON JANUARY 24, 2005, AND ANY OTHER RELEVANT MATERIALS FILED BY HARRAH'S OR CAESARS BECAUSE THEY CONTAIN, OR WILL CONTAIN, IMPORTANT INFORMATION ABOUT HARRAH'S, CAESARS AND THE ACQUISITION. The definitive materials filed on January 24, 2005, the preliminary versions of these materials filed on October 20, 2004, December 20, 2004, and January 24, 2005, and any other relevant materials filed by Harrah's or Caesars with the SEC, may be obtained free of charge at the SEC's web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by directing a written request to: Caesars Entertainment, Inc., 3930 Howard Hughes Parkway, Las Vegas, Nevada 89109, Attention: Investor Relations or Harrah's, One Harrah's Court, Las Vegas, Nevada 89119, Attention: Investor Relations. Investors and security holders are urged to read the definitive joint proxy statement/prospectus filed with the SEC on January 24, 2005, and the other relevant materials before making any voting or investment decision with respect to the Acquisition.

Harrah's, Caesars and their respective executive officers and directors may be deemed to be participants in the solicitation of election forms from the stockholders of Caesars in connection with the Acquisition. Information about the executive officers and directors of Caesars and their ownership of Caesars common stock is set forth in the proxy statement for Caesars' 2004 Annual Meeting of Stockholders, which was filed with the SEC on April 16, 2004. Information about the executive officers and directors of Harrah's and their ownership of Harrah's common stock is set forth in the Harrah's Form 10-K for the year ended December 31, 2004, which was filed with the SEC on March 1, 2005, and the proxy statement for Harrah's 2005 Annual Meeting of Stockholders, which was filed with the SEC on March 3, 2005. Investors and security holders may obtain additional information regarding the direct and indirect interests of Harrah's, Caesars and their respective executive officers and directors in the Acquisition by reading the definitive joint proxy statement/prospectus filed with the SEC on January 24, 2005.

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of
Section 10 of the Securities Act of 1933, as amended.